One World Ventures, Inc. 3370 Pinks Place, Suite F Las Vegas, NV 89102

Kyle Wiley, Staff Attorney

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Washington, DC 20549

October 5, 2022

Re:	One World Ventures, Inc. Offering Statement on Form 1-AA Originally Filed July 29, 2022 File No. 024-11952

Dear Mr. Wiley:

We are in receipt of your letter dated September 21, 2022, setting forth certain comments to the Offering Statement on Form 1-A/A which was filed on September 12, 2022, by One World Ventures, Inc., a Nevada corporation (the “Company”). In response to your comments, the Company can provide you with the following information in response to your comments:

Amendment No. 1 to Offering Statement on Form 1-A

Risk Factors

Risks Related to the Company, page 13

1. We note your response to prior comment 13. However, your amended disclosure is not responsive to our comment. Please disclose whether your planned hosting contracts will be subject to fixed or variable pricing and if reasonably estimable, how the increased power supply costs could materially impact your gross margins. Additionally, please expand your risk factor to discuss how energy costs could increase over time as more processing power is needed to solve increasingly more complex cryptographic puzzles.

Response: The Company has further described its business model and that clients will pay for the cost of electricity they use and that the electrical costs will be a variable part of the contracts. As the clients are paying the electricity fees, increased electricity will not impact our gross margins. The Company has added in a risk factor to discuss the increased need for processing power and energy as cryptographic puzzles become more complex.

There is a possibility of cryptocurrency mining algorithms transitioning to proof of stake validation and other mining related risks..., page 14

2. Please update your discussion here and throughout your offering circular to reflect that Ethereum recently completed its migration to proof of stake. Your disclosure should address the recent changes to the functionality of the Ethereum blockchain, including the elimination of the need for mining new blocks.

Response: The Company is not mining any cryptocurrency and will only rent space for clients to install their own miners. As such the Company has removed all references to Ethereum as it is not relevant to its business plan.

Results for the Six Months Ended June 30, 2022, compared to the Six Months Ended June 30, 2021 Operating Revenues, page 22

3. We note your disclosure that 2022 revenues “consisted mainly of payments to note holders.” Please identify the note holders, or make clear that the company is the sole holder of the notes. Additionally, discuss the background and rationale for the company entering into the loan arrangements. Disclose that you have not yet generated revenue from any of your proposed business operations.

Response: The reference to payments “to note holders” was in error and has been updated to state “from note holders.” The Company has added the details of the borrower, the note holder, and has also declared that it has not generated revenue from any of its proposed business operations, as requested.

Business

Our Company, page 23

4. Provide a fulsome discussion of your planned hosting services, both with respect to the cryptocurrency datacenter and cryptocurrency mine hosting service. Your disclosure should specify what it means to “host” cryptocurrency mining and address any ancillary services you may provide to miners. Additionally, disclose whether any of these services will involve the receipt or custody of the mined cryptocurrency assets.

Response: The Company has provided a more fulsome discussion on its planned hosting services, removing all aspects of the Company purchasing or owning any miners and has further detailed that it will not receive or hold any cryptocurrency assets.

5. Expand your discussion of your mining-related equipment to address whether you will need to acquire additional or specialized equipment depending upon the crypto assets your clients mine. Disclose whether certain mining computers can only be used for a particular proof of work network. To the extent material, please provide corresponding disclosure in your risk factors section.

Response: The Company has amended its business plans and discussions in order to explain that the Company will not purchase or own any mining equipment and that it will solely focus on the hosting of cryptocurrency mining clients.

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Planned Mining Operations, page 25

6. We note your response to prior comment 10 that you have not taken any steps to install your own renewable energy sources and have no plans to use carbon credits to offset your emissions. Given that you plan to compete with respect to access to renewable energy, please disclose what steps you’ve taken or plan to take in the future to pursue renewable energy sources.

Response: The Company has expanded on its disclosure and also discuss that it will rely on renewable energy provided by third parties by locating its datacenter near to renewable energy resources, like the wind power produced in Wyoming.

General

7. We note your response to prior comment 14. To provide additional clarity to investors, please also provide a definition of “miner” and “cryptocurrency miner”.

Response: The Company has added the definitions as requested.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (702) 331-9700. Thank you for your attention to this matter.

Yours Truly,

/s/ Da Mu Lin
Da Mu Lin

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